EXHIBIT 99.1

Following Successful Testing of Valens Semiconductor Chipsets, Leading Japanese Automotive Association JASPAR Validates the MIPI A-PHY Standard

This stringent testing provides further validation of Valens Semiconductor’s VA7000 A-PHY-compliant chipsets for the automotive industry

HOD HASHARON, Israel, December 5, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today announced that the Japan Automotive Software Platform and Architecture (JASPAR) organization has formally validated the MIPI A-PHY specification for its network of Japanese OEMs and Tier 1s, including Toyota, Nissan, Honda, Mazda, and DENSO. This came after the Valens Semiconductor VA7000 A-PHY-compliant chipsets passed JASPAR’s rigorous testing for Electromagnetic Compatibility (EMC), marking an important milestone for the integration of these chipsets into safety-critical Advanced Driver-Assistance Systems (ADAS).

JASPAR was established in 2004 to facilitate the adoption of new automotive related technologies throughout Japan. The organization helps improve development efficiency and ensures reliability through standardization and sharing of sophisticated electronic automotive software and networks. It does this by providing common specification guidelines that can be referenced by the country's automobile OEMs and their Tier 1 partners.

JASPAR administered a comprehensive suite of EMC tests on the Valens VA7031 serializer and VA7044 deserializer chipsets for induction noise, TEM cell, antenna irradiation, BCI, antenna irradiation radar band, wireless device, conductive noise, and radiation noise. The tests were conducted according to the JASPAR Next-Generation High-Speed LAN Evaluation Standards Ver. 3.0 (ST-HN-3). The recommended circuit specification, A-PHY, has been published as JASPAR Recommended Multi-gigabit Electric Circuit Specification Ver. 1.0 (ST-HN-10).

“As car companies integrate next-generation ADAS and autonomous systems with sensors requiring ever-higher bandwidth, EMC is becoming increasingly important,” said Hideki Goto, Chairperson of the Next Generation High-Speed Network Working Group at JASPAR and Group Manager at Toyota Motor Corporation. “Our EMC testing has shown that MIPI A-PHY is one of the most resilient technologies for electromagnetic interference.”

“At Valens Semiconductor, we take pride in our unique offering of ultra-high bandwidth long reach connectivity alongside an unprecedented EMC performance,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “JASPAR’s recommendation is a seal of approval for our VA7000 chipsets as well as for the MIPI A-PHY standard as a whole. The successful testing will give automotive OEMs – not just in Japan but around the world – even more confidence in using our technology to protect vulnerable, safety-critical links. While other solutions cannot meet the industry’s growing bandwidth requirements without compromising on EMC resilience, only A-PHY will allow OEMs to safely enhance their ADAS architecture.”

MIPI A-PHY, defined by the MIPI Alliance, is the first standardized, asymmetric, long-reach serializer-deserializer (SerDes) physical layer specification targeted for advanced driver-assistance systems (ADAS), autonomous driving systems (ADS), in-vehicle infotainment (IVI) displays and other surround-sensor applications (e.g., cameras, lidar, radar). It offers OEMs unprecedented bandwidth and link distance, while guaranteeing an industry-low Packet Error Rate (PER) of 10-19 – orders of magnitude lower than competing solutions used in cars today. The Valens VA7000 chipsets are the first on the market to comply with the A-PHY standard.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens Semiconductor is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information: www.valens.com.

Forward-Looking Statements

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other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor